SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Third Wave Technologies, Inc.

(Name of Subject Company)

Third Wave Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88428W108

(CUSIP Number of Class of Securities)

Cindy Ahn

Vice President, Legal, General Counsel and Corporate Secretary

Third Wave Technologies, Inc.

502 South Rosa Road

Madison, Wisconsin 53719

(608) 273-8933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard W. Porter, P.C.

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601-6636

(312) 861-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Third Wave Technologies, Inc. (“Third Wave”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of Third Wave’s outstanding common shares, $0.001 par value per share (the “Common Stock”) at a price of $11.25 per share, net to the seller in cash, made by Hologic, Inc., a Delaware corporation (“Hologic”) and Thunder Tech Corp., a Delaware corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated June 18, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 8, 2008, Purchaser and Hologic’s offer to purchase, dated June 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of Hologic.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection captioned “Antitrust Approvals Needed”:

(c)	Antitrust Approvals Needed

“On June 24, 2008, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act and other state and foreign regulatory laws relating to the restraint of trade or lessening of competition has been satisfied.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(1)(M)	Notice to Participants in the Third Wave Technologies, Inc. 2000 Employee Stock Purchase Plan.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD WAVE TECHNOLOGIES, INC.

By:	/s/ KEVIN T. CONROY
Name: Kevin T. Conroy Title: President and Chief Executive Officer

Dated: June 30, 2008